UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
7750 Wisconsin Avenue
Bethesda, Maryland 20814

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
DECEMBER 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee and Plan Participants
Marriott International, Inc. Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Marriott International, Inc. Puerto Rico Retirement Plan (the "Plan") as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2023 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2024.

Bethesda, Maryland
June 24, 2024

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Marriott International, Inc. Puerto Rico Retirement Plan (the Plan) as of December 31, 2022 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor from 2019 to 2023.

Phoenix, Arizona
June 22, 2023

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
Assets
Investments, at fair value	$21,238,985	$16,479,062

Receivables:
Notes receivable from participants	11,474	31,300
Total assets	21,250,459	16,510,362

Liabilities
Accounts payable	15,360	3,961
Excess contributions payable	—	35,883
Total liabilities	15,360	39,844

Net assets available for benefits	$21,235,099	$16,470,518

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

Additions:
Net appreciation in fair value of investments	$2,921,250
Interest and dividend income	384,440
Interest income on notes receivable from participants	1,269
Participant contributions	1,638,888
Marriott International, Inc. contributions	511,526
Total additions	5,457,373

Deductions:
Benefits paid to participants	640,366
Administrative expenses	52,426
Total deductions	692,792

Net increase	4,764,581
Net assets available for benefits at beginning of year	16,470,518
Net assets available for benefits at end of year	$21,235,099

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1:	DESCRIPTION OF THE PLAN
The following description of the Marriott International, Inc. Puerto Rico Retirement Plan (“the Plan”), provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan was established on June 1, 1998 as a profit-sharing plan with a cash or deferred arrangement intended to qualify under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”). The Plan is sponsored by Luxury Hotels International of Puerto Rico, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The record-keeper and custodian, Alight and Northern Trust Corporation, respectively, have been appointed by the Plan’s Trustee, Oriental Bank and Trust, to hold, control, manage and administer the assets of the Plan.

Contributions

Contributions to the Plan come from employee salary reduction contributions and employer matching contributions. If an employee elects to participate in the Plan, contributions may be made through salary deferrals between 1% and 80% of eligible earnings in any plan year, subject to certain limitations. The Company makes matching contributions equal to 40% of the first 7% of the eligible earnings contributed to the Plan by participants, on a payroll period basis.

Eligible employees may also contribute rollover amounts to the Plan, representing eligible rollover distributions from other eligible retirement plans. For the year ended December 31, 2023 there were no rollovers into the Plan.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution (if any), and the applicable earnings or losses for the investments selected by the participant, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit in the participant’s vested account.

Forfeitures

Participants who terminate employment before becoming fully vested will forfeit the nonvested portion of their matching account balances unless resuming employment before incurring a five-year break in service. Forfeitures may be used to reduce Company contributions or pay plan expenses. During 2023, $6,173 of forfeitures were utilized to pay plan expenses.

Eligibility

An employee is eligible to participate in the Plan if the employee is non-union, and has completed at least 1,000 hours of service within one twelve-month period of service.

Vesting

Participants are immediately vested in their own contributions and the investment earnings thereon. Participants are 100% vested after completing two years of service with respect to matching contributions made by the Company and related earnings.

Investments
Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis, subject to any trading restrictions imposed by individual investment funds.

Notes Receivable from Participants
Effective April 1, 2018, participant loans are no longer permitted in the Plan. Prior to April 1, 2018, participants could borrow up to 50% of their rollover and employee elective account balances with a minimum loan request of $500 and a maximum of $50,000, reduced by the highest loan balance in the last 12-month period. Loan terms ranged from 1-4 years, or up to 15 years for the purchase of a primary residence. Outstanding loans are secured by the balance in the participant’s account and bear interest at prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 200 basis points, except that for the loans issued in the third quarter of 2016, the loans bore interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 100 basis points. Principal and interest are repaid through payroll deductions.

Payment of Benefits
A participant can take a distribution from the Plan upon termination of service, death, disability, or attainment of age 59 1/2, and other situations as detailed by the Plan Document.

Administration

The Retirement Plan Committee serves as the named fiduciary of the Plan, except with respect to the Marriott Company Stock Fund. Administration of the Plan is under the direction of (i) the Retirement Plan Committee, all of whom are members of senior management of Marriott International, Inc. (“Marriott”); (ii) a trustee; and (iii) a Plan administrator, who is an employee of Marriott. Under section 404(c) of ERISA, the Plan offers participants the opportunity to direct their own investments. The Retirement Plan Committee is responsible for selecting and overseeing these investment options, other than the Marriott Company Stock Fund, and has delegated certain responsibilities to the Plan trustee and the investment adviser it has retained. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Marriott Company Stock Fund.

Administrative and Investment Expenses
To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation of and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Excess Contributions Payable

Excess contributions payable is a result of the required non-discrimination test for year ended December 31, 2022. The excess contributions were recorded as part of the liability in the Statement of Net Assets Available for Benefits and with a corresponding reduction to participant contributions in the Statement of Changes in Net Assets Available for Benefits. The Plan distributed the 2022 excess contributions to the applicable participants prior to April 15, 2023.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the "Net appreciation in fair value of investments" caption of the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the Plan Document. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent required by law.

NOTE 3:	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”), the next priority to quoted values based on observable inputs (“Level 2”), and the lowest priority to values based on unobservable inputs (“Level 3”). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2:    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities not active markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Level 3 inputs include unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability.We develop these inputs based on the best information available, including our own data and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies from December 31, 2022 to December 31, 2023.

Cash and Cash Equivalents: The Plan considers all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Marriott Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2023, 163,820 units were outstanding with a value of $17.59 per unit. At December 31, 2022, 136,673 units were outstanding with a value of $11.65 per unit.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$18,292,230	$—	$—	$18,292,230
Marriott Company Stock Fund	2,881,750	—	—	2,881,750
Total assets in the fair value hierarchy	21,173,980	—	—	21,173,980
Investment measured at net asset value(a)				65,005
Total investments at fair value				$21,238,985

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,389	$—	$—	$13,389
Mutual funds	14,889,077	—	—	14,889,077
Marriott Company Stock Fund	1,576,596	—	—	1,576,596
Total assets in the fair value hierarchy	16,479,062	—	—	16,479,062
Investment measured at net asset value(a)				—
Total investments at fair value				$16,479,062

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

There were no Level 3 investments at December 31, 2023 and 2022.
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions or unfunded commitments for these investments; the redemption notice period is applicable only to the Plan.

.

	December 31, 2023	December 31, 2022	Redemption Frequency	Redemption
			(if currently eligible)	Notice Period

NT Collective Short Term Investment Fund	$65,005	$—	Daily	12 Months

NOTE 4:	PARTY-IN-INTEREST
The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Marriott International, Inc. The Plan through the Stock Fund held 12,627 and 10,589 shares of common stock of Marriott International, Inc. as of December 31, 2023, and 2022, respectively. There were dividends of $23,290 on Marriott International, Inc. common stock for the year ended December 31, 2023. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2023, and 2022 was $225.51 and $148.89, respectively.

NOTE 5:	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6:	INCOME TAX STATUS
The Plan obtained its most recent determination letter on December 21, 2021, from the Treasury Department of the Commonwealth of Puerto Rico (the “Treasury Department”). The letter was received in response to amendments made to the Plan effective January 1, 2021 and April 27, 2021. The Treasury Department stated that the Plan is in compliance with the applicable requirements of the 1994 Code and that such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on May 11, 2004.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7:    RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31,
	2023	2022
Net assets available for benefits as reported in financial statements	$21,235,099	$16,470,518
Loans deemed as distribution for financial statements reporting purposes	53,785	64,806
Deemed distributions during the year for Form 5500 purposes	(49,902)	(60,924)
Net assets available for benefits as reported in Form 5500	$21,238,982	$16,474,400

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2023:

Benefits paid to participants as reported in the financial statements	$640,366
Loans deemed as distribution for the purpose of financial statement reporting purposes at December 31, 2023	(53,785)
Loans deemed as distribution for the purpose of financial statement reporting purposes at December 31, 2022	64,806
Loans deemed as distribution for the purpose of Form 5500 at December 31, 2023	49,902
Loans deemed as distribution for the purpose of Form 5500 at December 31, 2022	(60,924)
Benefits paid to participants as reported in the Form 5500	$640,365

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	December 31,
	2023	2022
Notes receivable from participants per financial statements	$11,474	$31,300
Loans deemed as distribution for the purpose of financial statements	53,785	64,806
Net deemed distributions during the year for the Form 5500 purposes	(49,902)	(60,924)
Notes receivable from participants per Form 5500	$15,357	$35,182

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2023:

Net increase in net assets available for benefits as reported in the financial statements	$4,764,581
Change in loans deemed as distribution for financial statements reporting purposes	(11,021)
Change in net deemed distributions during the year for the Form 5500 purposes	11,022
Net increase in net assets available for benefits as reported in the Form 5500	$4,764,582

NOTE 8:	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2023 and through June 24, 2024, the date the financial statements were issued, and determined that there were no events that require adjustments to these financial statements.

Marriott International, Inc. Puerto Rico Retirement Plan
EIN: 74-3052234; Plan No.: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value

	Mutual fund	Dodge & Cox Stock Income Fund		$1,106,951
	Mutual fund	Dodge & Cox Stock Fund		1,452,423
	Mutual fund	EuroPacific Growth Fund		667,790
	Mutual fund	Invesco Van Kampen Equity & Income Fund		6,504,238
	Mutual fund	American Beacon Small Cap		732,485
	Mutual fund	SSgA S&P 500 Index Fund		2,646,192
	Mutual fund	T. Rowe Price Mid-Cap Growth Fund		1,357,911
	Mutual fund	T. Rowe Price Large Cap Growth Fund		1,497,369
	Mutual fund	Vanguard Treasury Money Market Fund		2,326,871
*	Common Stock	Marriott Company Stock Fund		2,881,750
*	Collective investment trust	Collective Short-term Investment Fund		65,005
				21,238,985
*	Participant loans	Interest rates ranging from 4.25% to 6.5% with various maturities		15,357
				$21,254,342

* Party-in-interest to the Plan
**Cost information not required
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

Dated: June 24, 2024	/s/ Thaddeus Shepherd
Plan Administrator